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FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q <u>X</u> Form N-SAR __ Form N-CSR __

For Period Ended: March 31, 2006

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended: _____

> *Read Instruction (on back page) Before Preparing Form. Please Print or Type*
> **Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.**

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____

PART I - REGISTRANT INFORMATION

Petroleum Development Corporation

_____

Full Name of Registrant

_____

Former Name if Applicable

103 East Main Street

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Address of Principal Executive Office *(Street and Number)*

Bridgeport, WV 26330

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof.

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)   Petroleum Development Corporation (the "Company") files this report for a five calendar day extension, from May 10, 2006 to May 15, 2006, for filing its Quarterly Report on Form 10-Q for the period ended March 31, 2006. The Company will not file its Form 10-Q by May 10, 2006 because additional time is needed to complete the preparation and review by its independent auditors of the Company's financial statements. The Company determined on March 31, 2006 that a Restatement of prior period financial statements was required. See news release of March 31, 2006 and Form 8-K dated March 31, 2006. The Company is currently preparing a Form 10-K for 2005 to accomplish such needed restatement. The restatement on Form 10-K for 2005 must be filed first before the Form 10-Q for the quarter ended March 31, 2006 can be filed. The Registrant is working diligently to file these documents as quickly as possible; however, because of the order in which these forms must be filed, filing the first quarter Form 10-Q by May 15, 2006 is not possible. The Company estimates that it will file the first quarter form 10-Q on or about May 31, 2006.

SEC 1344 (07-03)   **Persons who are to respond to the collection of information contained**

in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Darwin L. Stump   304   842-3597

(Name)   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _ No _X_

  Form 10-K for 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes __ No X

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Petroleum Development Corporation

        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2006   By /s/ Darwin L. Stump

          Darwin L. Stump, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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